Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$37,189	$30,737	$76,666	$83,559	$94,626	$222,215	$127,528
Equity in earnings and gains (losses) on equity transactions of equity investments	(18,757)	—	(6,546)	—	—	(119,423)	(26,115)
Fixed charges	46,482	43,859	173,458	180,193	171,459	165,903	143,663
Distributions from equity investments	3,980	—	4,975	—	—	5,387	22,646
Capitalized interest	—	—	—	—	(489)	(335)	—
Adjusted Earnings	$68,894	$74,596	$248,553	$263,752	$265,596	$273,747	$267,722

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$46,482	$43,859	$173,458	$180,193	$170,970	$165,568	$143,663
Capitalized interest	—	—	—	—	489	335	—
Total Fixed Charges	$46,482	$43,859	$173,458	$180,193	$171,459	$165,903	$143,663

Ratio of Earnings to Fixed Charges	1.5x	1.7x	1.4x	1.5x	1.5x	1.7x	1.9x